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                                                                    EXHIBIT 2.03

                                                                  Execution Copy

                         Released-Based Amount Agreement

         This Agreement, is made and entered into as of December 5, 2003, by and among (i) Xcel Energy Inc., a Minnesota corporation ("Xcel") and (ii) NRG Energy, Inc., a Delaware corporation ("NRG" and together with Xcel, the "Parties").

                                    RECITALS

         WHEREAS, on May 14, 2003, NRG filed a voluntary petition for relief under chapter 11 of the Bankruptcy Code with the Bankruptcy Court.

         WHEREAS, NRG and certain of the NRG Subsidiaries have filed with the Bankruptcy Court Debtors' Second Amended Joint Plan of Reorganization Pursuant to Chapter 11 of the Bankruptcy Code dated October 10, 2003 (as amended, supplemented or otherwise modified from time to time, the "Plan").

         WHEREAS, the Plan contemplates that Xcel will pay up to $390 million to NRG pursuant to the Settlement Agreement in exchange for the releases of certain liabilities and claims against the Released Parties.

         WHEREAS, a condition precedent to effectiveness of the Plan and the obligations of Xcel to pay the Release-Based Amount to NRG is that Creditors holding 85% of the NRG Unsecured Claims properly make the Release Election (the "85% Condition"), unless such Creditors are otherwise bound to a release of certain liabilities and claims against the Released Parties by a Final Order acceptable to Xcel confirming the Plan.

         WHEREAS, the Plan contemplates this Agreement specifying the details as to how to calculate whether the 85% Condition has been satisfied and the Release-Based Amount payable by Xcel to NRG at any time based upon the allowance and/or estimation of Claims and other factors.

         WHEREAS, this Agreement shall be incorporated into the Plan as an exhibit thereto.

         NOW, THEREFORE, in consideration of the promises and the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby agree as follows:

1.                Defined Terms.

         (a) "85% Condition" shall have the meaning as ascribed to it in the Recitals.

         (b) "Additional Amount" shall have the meaning ascribed in paragraph 4(b).

         (c) "Aggregate Payment Amount" shall mean, as of any Subsequent Payment Date, the aggregate Release-Based Amount payable by Xcel to NRG as calculated pursuant to paragraph 4(a) of this Agreement.

         (d)      "Agreement" means this Release-Based Amount Agreement.

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         (e)      "Allowed" shall have the meaning ascribed in the Plan.

         (f)      "Ballot" has the meaning set forth in the Settlement
                  Agreement.

         (g) "Bankruptcy Court" means the United States Bankruptcy Court for the Southern District of New York and, to the extent the reference under section 157 of title 28, United States Code is withdrawn, the United States District Court for the Southern District of New York.

         (h) "Chapter 11 Cases" means the chapter 11 cases styled In re NRG Energy, Inc. et al., Chapter 11 Case No. 03-13024 (PCB), Jointly Administered, currently pending before the Bankruptcy Court.

         (i) "Claim" means an NRG Unsecured Claim or a claim against any NRG Subsidiary that is the subject of paragraph 3.

         (j) "Claim Resolution Release" means a Final Order that releases Xcel from liability to a Creditor in excess of such Creditor's Allowed Claim and permanently enjoins such Creditor from pursuing any claim against Xcel with respect to such excess, or a binding release of such excess executed by a Creditor.

         (k)      "Creditor" means an entity that holds an NRG Unsecured Claim.

         (l) "Date of Determination" shall be the last Business Day that is at least 45 calendar days before a Release-Based Amount Payment Date.

         (m) "Disclosure Statement Order" has the meaning set forth in the Settlement Agreement.

         (n) "Final Order" shall have the meaning ascribed in the Settlement Agreement.

         (o) "Final Payment Date" means the Subsequent Payment Date that follows the Date of Determination after the date upon which
                  (i) all Claims have either been Allowed or not Allowed by a Final Order and (ii) all conditions to reduce the Maximum Amount to the aggregate amount of all Allowed Claims as set forth in paragraph 7 have been satisfied.

         (p)      "Material" shall mean $15,000,000 or more.

         (q) "Maximum Amount" means, as of any Date of Determination, the maximum amount for which any Claim could be asserted against Xcel, which shall be, as of any Date of Determination, the highest of (i) the amount as reflected on NRG's Schedules on such date, (ii) the amount as reflected on a filed proof of Claim (if liquidated), and (iii) the Maximum Exposure; provided, however, that the Maximum Amount shall be multiplied by a factor of 1.25 in the event the Bankruptcy Court estimates the Maximum Amount in accordance with paragraph 6. Upon allowance of a Claim of a Releasing Creditor, or a Non-Releasing Creditor's agreement to the Claims Resolution Release, the Maximum Amount

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                  shall be the Allowed Amount of such Claim. Upon allowance of a
                  Claim of a Non-Releasing Creditor that does not agree to a Claims Resolution Release, the Maximum Amount shall be reduced as set forth in paragraph 7.

         (r) "Maximum Exposure" means the maximum damage claim, without giving effect to the merits of the prima facie case or any defenses thereto, and in the case of a contingent claim, shall assume that the contingency will occur.

         (s) "Non-Releasing Creditor" means a Creditor who does not properly make the Release Election.

         (t) "Non-Releasing Creditor Release-Based Amount" means the Pro Rata Share of the Release-Based Amount relating to a Non-Releasing Creditor individually, and to all such creditors in the aggregate.

         (u)      "NRG" shall have the meaning ascribed in the Preamble.

         (v) "NRG Released Causes of Action" shall have the meaning ascribed in the Settlement Agreement.

         (w) "NRG Subsidiaries" shall have the meaning ascribed in the Settlement Agreement.

         (x) "NRG Unsecured Claim" means any unsecured "Claim" (as defined in the Plan) against NRG other than that which (i) is entitled to priority pursuant to 11 U.S.C. Section 507, (ii) is subordinated to unsecured claims pursuant to 11 U.S.C. Section 510(b), (iii) is held by Xcel or any affiliate thereof, including any NRG Subsidiary, or (iv) is a "Convenience Claim" (as defined in the Plan) unless such Claim has elected to be a "Convenience Claim".

         (y)      "Plan" shall have the meaning ascribed in the Recitals.

         (z) "Pro Rata" or "Pro Rata Share" means with respect to NRG Unsecured Claims, a number (expressed as a percentage) equal to the proportion that the amount of any Allowed NRG Unsecured Claim, as of the Date of Determination, bears to the aggregate amount of all NRG Unsecured Claims (including disputed, contingent, and unliquidated Claims), as determined by the Maximum Amount, as of the Date of Determination.

         (aa) "Release Election" means the election of a Creditor in exchange for the relevant consideration under the Plan to release the Released Parties from all NRG Released Causes of Action made on a Ballot approved by the Disclosure Statement Order of the Bankruptcy Court, which Ballot (i) has been received by NRG no later than the Voting Deadline, (ii) is tabulated by NRG in a manner that Xcel agrees is consistent with the Disclosure Statement Order, and (iii) for which Xcel is satisfied that such election has been made in accordance with the terms of the Disclosure Statement Order.

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         (bb)     "Release-Based Amount" means the amount payable pursuant to this Agreement to Releasing Creditors as determined in accordance herewith.

         (cc) "Release-Based Maximum Amount" means the amount of (i) $38 million on and after the Second Installment Date and before the Third Installment Date, and (ii) $390 million (inclusive of the $38 million in clause (i)) on and after the Third Installment Date.

         (dd) "Release-Based Amount Payment Date" shall mean the Second Installment Date, the Third Installment Date, and each Subsequent Payment Date thereafter.

         (ee) "Released Parties" shall have the meaning ascribed in the Settlement Agreement.

         (ff) "Releasing Creditor" means a Creditor who properly makes the Release Election.

         (gg) "Schedules" means the schedules of assets and liabilities, the list of holders of equity interests, and the statement of financial affairs of NRG filed by NRG in accordance with section 521 of the Bankruptcy Code and Rule 1007 of the Federal Rules of Bankruptcy Procedure, and all amendments and modifications thereto.

         (hh) "Second Installment Date" means the later of January 1, 2004 and the Xcel Payment Date.

         (ii) "Settlement Agreement" means the Xcel Settlement Agreement (as defined in the Plan).

         (jj) "Subsequent Payment Date" means the Third Installment Date and the first Business Day of each calendar quarter thereafter, commencing with the second calendar quarter after the Third Installment Date.

         (kk) "Supplemental Distribution Claimant" means a Releasing Creditor who has received a smaller percentage distribution on account of its Claim than other Releasing Creditors.

         (ll) "Third Installment Date" means the first date when any part of the Third Installment (as defined in the Settlement Agreement) is due pursuant to the Settlement Agreement.

         (mm) "Voting Deadline" has the meaning set forth in the Settlement Agreement.

         (nn)     "Xcel" shall have the meaning ascribed in the Preamble.

         (oo) "Xcel Payment Date" shall have the meaning ascribed in the Settlement Agreement.

         (pp)     "Xcel Reserve Retainage" means 0.15.

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2.                Satisfaction of the 85% Condition. The 85% Condition shall be satisfied if the quotient of (i) the Claims of Releasing Creditors divided by (ii) sum of (a) Claims of Releasing Creditors and (b) Claims of Non-Releasing Creditors is greater than or equal to 85%. Solely for purposes of determining whether the 85% Condition has been satisfied, the following methodology shall apply for determination of the Claims referred in the numerator and denominator in such calculation:

         (a) Releasing Creditors. Except as may otherwise be agreed by Xcel and NRG in writing, the amount of the Claim of a Releasing Creditor shall be deemed to be the amount of (i) if such Claim is not scheduled as contingent, unliquidated, or disputed in the Schedules, the lesser of (a) the amount as reflected on the Schedules or (b) the amount as reflected on the most recently filed proof of Claim (if liquidated), or (ii) if the Claim is not listed in the Schedules or is listed in the Schedules as contingent, unliquidated, or disputed, zero dollars ($0.00). In addition, such deemed amount shall be reduced (but not below zero dollars ($0.00)) by the amount(s) paid or to be paid to such Creditor on account of such Claim prior to the Effective Date. Upon entry of a Final Order providing for the Allowed amount of a Claim (including allowance at an amount equal to $0), the amount of such Claim for purposes of the 85% Condition shall be the Allowed amount.

         (b) Non-Releasing Creditor. The amount of the Claim of a Non-Releasing Creditor shall be deemed to be the Maximum Amount of such Claim. Subject to paragraph 7, upon entry of a Final Order providing for the Allowed amount of a Claim (including allowance at an amount equal to $0), the amount of such Claim for purposes of the 85% Condition shall be the Allowed amount.

         (c) Claims Against NRG and an NRG Subsidiary. The provisions of paragraph 3 shall apply to the calculation with respect to the 85% Condition.

3. Calculation of Claim Amount for A Creditor with Claims against NRG and An NRG Subsidiary.

         (a) If a Creditor with a Claim against NRG and an NRG Subsidiary as of the date an order for relief was entered with respect to such entity agrees to eliminate such Claim against NRG as a result of separate consideration from an NRG Subsidiary, such Creditor shall have been deemed to have retained its Claim against NRG for purposes of this Agreement unless (i) such Creditor's claim against the NRG Subsidiary is unimpaired, but if and only to the extent that satisfaction of such claim by the NRG Subsidiary would satisfy such Claim against NRG, or
                  (ii) such Creditor agrees to release all of its NRG Released Causes of Action against the Released Parties as part of the elimination of its Claim against NRG.

         (b) If a Creditor is deemed to have retained its Claim against NRG as described above, the amount of such Claim shall be based upon the Maximum Amount and resolved and determined by the same method as applies to other Claims subject to this Agreement.

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4.                Payment by Xcel to NRG of the Release-Based Amount on Account
         of Releasing Creditors.

         (a) Aggregate Payment by Xcel. Subject to the resolution of this amount in accordance with paragraph 8, as of any Subsequent Payment Date, the aggregate Release-Based Amount payable (inclusive of amounts previously paid) by Xcel to NRG for distribution to the Releasing Creditors shall be the product of (i) the applicable Release-Based Maximum Amount, (ii) the quotient of (a) the aggregate Allowed Claims of the Releasing Creditors and (b) the aggregate of the Maximum Amount of all Claims (whether or not the Creditors of such Claims are Releasing Creditors), and (iii) either (a) on any Subsequent Payment Date other than the Final Payment Date, 1.0 minus the Xcel Reserve Retainage, or (b) on the Final Payment Date, 1.0.

         (b) Calculation of Additional Amount. The Additional Amount, as of each Subsequent Payment Date, shall be the difference between the Aggregate Payment Amount and the aggregate amount previously paid by Xcel

         (c) Payments on Second Installment Date. Notwithstanding paragraph 4(a), on the Second Installment Date Xcel shall pay to NRG for distribution to the Releasing Creditors on account of their Allowed Claims $38 million or such number of shares of Xcel common stock as is permitted by the Settlement Agreement.

         (d) Payments on Subsequent Payment Dates. On each Subsequent Payment Date, Xcel shall pay to NRG for distribution to the Releasing Creditors (i) first, to each Releasing Creditor holding a Claim that had not been Allowed as of the immediately preceding Date of Determination but that has subsequently been Allowed, the Pro Rata Share of the Release-Based Amount (without any interest thereon) such Releasing Creditor would have received from NRG had such Claim been an Allowed Claim as of the Effective Date and Xcel had made payments to NRG in accordance with this Agreement on account of such Claim from and after the Effective Date, and
                  (ii) then, to all Releasing Creditors holding Allowed Claims, the their Pro Rata Share of the Additional Amount (as reduced by the payment made in clause (i) hereof).

         (e) Limitation of Payments. Notwithstanding anything to the contrary contained herein, Xcel shall not be obligated to pay to NRG any amount so that after giving effect to such payment, the aggregate amount paid (including such payment) exceeds the Aggregate Payment Amount as calculated in accordance with paragraph 8. In the event of overpayment on any prior Subsequent Payment Date (including an overpayment caused by an adjustment of Allowed Claims or to the Maximum Amount), such overpayment shall be reflected in a reduction in the Additional Amount payable on the next Subsequent Payment Date.

         (f) Additional Payment When Retained Amount Exceeds Maximum Allocation to Non-Releasing Creditors. If, as of any Subsequent Payment Date, (i) the difference between (a) the Release-Based Maximum Amount and (b) the

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                  aggregate amount already paid or to be paid on such Subsequent
                  Payment Date by Xcel pursuant to this Agreement exceeds (ii) the aggregate Maximum Amount of Claims of Non-Releasing Creditors, then Xcel shall pay to NRG the amount of such difference on such Subsequent Payment Date.

5. Adjustments to the Release-Based Amount on the Subsequent Payment Dates Based Upon Reconsideration or Liquidation of Claim. On each Subsequent Payment Date, if, for any reason, including, without limitation, the reconsideration of a Claim pursuant to section 502(j) of the Bankruptcy Code, the allowance or liquidation of a Claim in excess of the Maximum Amount, an amendment to the Schedules or a proof of Claim, or the creation of additional prepetition Claims by virtue of sections 502(g) or (h) of the Bankruptcy Code, a Supplemental Distribution Claimant has received a smaller distribution (calculated as a percentage) than other Releasing Creditors holding Allowed Claims, NRG shall pay such Supplemental Distribution Claimant from the Additional Amount an amount sufficient to achieve the same distribution (calculated as a percentage) as other Releasing Creditors holding Allowed Claims who have already received a distribution. If the Additional Amount with the deduction of the Xcel Reserve Retainage paid to NRG is insufficient to permit all such Supplemental Distribution Claimants to receive the same distribution (calculated as a percentage) as other Releasing Creditors holding Allowed Claims, all of the Additional Amount shall be distributed to the Supplemental Distribution Claimants so that each Supplemental Distribution Claimants receives, as nearly as possible, the same distribution (calculated as a percentage).

6.                Estimation of Maximum Amount.

         (a) Estimation by the Bankruptcy Court. For purposes of this Agreement, NRG or Reorganized NRG may, at any time and from time to time, request that the Bankruptcy Court determine the Maximum Amount of any unliquidated, disputed, or contingent Claim pursuant to section 502(c) of the Bankruptcy Code regardless of whether NRG, Reorganized NRG, the statutory committee of unsecured creditors, or any other party in interest (as applicable) previously objected to such Claim or whether the Bankruptcy Court has ruled on any such objection, and the Bankruptcy Court will retain jurisdiction to estimate any Claim at any time during litigation concerning any objection to any Claim including during the pendency of any appeal relating to any such objection.

         (b) Estimation Conditions. It shall be a condition to occurrence of the Effective Date of the Settlement Agreement, waivable by Xcel, that there shall have been entered a Final Order determining the Maximum Amount of the Claim of any Non-Releasing Creditor which the Maximum Amount is Material. It shall be a condition to Xcel's obligation to pay any of the Release-Based Amount that there shall have been entered a Final Order determining the Maximum Amount of the Claim of any Releasing Creditor which is not Allowed and for which the Allowed amount of such Claim could be Material.

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         (c)      Estimation By Agreement. NRG and Xcel shall use their
                  reasonable best efforts to determine the Maximum Amount of each Claim that could be Material. Xcel and NRG may reasonably estimate the Maximum Exposure on account of any Claim (or the aggregate of the Claims) of the Non-Releasing Creditor(s). If Xcel and NRG cannot agree on an amount, the Court may estimate the Maximum Exposure of any Claim and, if the Court declines to do so, the Maximum Exposure shall be the amount estimated by Xcel.

7.                Calculation of Allowed Claims With Non-Releasing Creditors.
         Upon the allowance of a Claim of any Non-Releasing Creditor, NRG shall use its commercially reasonable best efforts to obtain the Claims Resolution Release, which if obtained, shall reduce the Maximum Amount to the Allowed Amount. If an action has been commenced against Xcel, the Maximum Amount shall be increased or decreased, as the case may be, based upon Xcel's costs (including reasonable attorneys' fees) and liability, if any, resulting from a Final Order determining such Claim or settlement thereof.

8. Resolution of Aggregate Payment Amount as of Date of Determination. Fifteen calendar days after each Date of Determination, NRG shall deliver to Xcel a written report setting forth NRG's calculation of the Aggregate Payment Amount. The report shall include a record of Claims that were Allowed or not Allowed subsequent to the prior Date of Determination, copies of any stipulations, orders, releases, and any other documentation related to such Claim, and a reconciliation of each Claim against such Claim's prior Maximum Amount (and for Claims of holders of NRG's public securities, a reconciliation of such Claims held by such Releasing Creditors against the amount of such securities actually tendered by such Releasing Creditors). In addition, the report shall include any adjustments to such calculation of the Aggregate Payment Amount as may be required by paragraph 5. Xcel will have 20 calendar days to review the report and calculate the Aggregate Payment Amount. If the Parties disagree as to the Aggregate Payment Amount, the Parties shall proceed in good faith to reconcile the calculations. If the Parties cannot reconcile such amounts, on the applicable Subsequent Payment Date, Xcel shall pay the undisputed Additional Amount to NRG. Any disputed amount to which Xcel subsequently agrees shall be paid to NRG on the next Subsequent Payment Date as if such amount had been agreed on the prior Subsequent Payment Date. All disputed amounts with respect to the Aggregate Payment Amount shall be agreed to, or determined by the Bankruptcy Court, prior to the Final Payment Date.

9.                Indemnification.

         (a) Claims By Creditors. NRG shall indemnify Xcel or any Released Party for any loss, claim or damages (including, without limitation, reasonable attorneys' fees, litigation costs and expenses) incurred by Xcel or any Released Party as a result of any action by (i) a Releasing Creditor arising from or relating to any claim that the Releasing Creditor did not receive its correct Pro Rata Share of the Release-Based Amount for any reason whatsoever, including, without limitation, because of the reconsideration of its claim pursuant to section 502(j) of the Bankruptcy Code, provided that there shall be no indemnity if Xcel and NRG actually agree in writing as to the amount to pay a particular Releasing Creditor and such Releasing

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                  Creditor receives such amount from NRG, or (ii) any creditor arising from or relating to the fact that such creditor did not receive proper notice with respect to any matter relating to the Chapter 11 Cases.

         (b) Allowed Claim Subsequently Not Allowed. If any Claim is reported to Xcel pursuant to paragraph 8 as Allowed and NRG subsequently determines that such Claim is not Allowed (or is Allowed in a lesser amount than previously reported), NRG shall pay to Xcel, upon demand, the amount such Releasing Creditor has received, or if such Claim is Allowed in a lesser amount, the excess of such amount over the amount such Releasing Creditor would have received had its Allowed Claim been reported in the lesser amount.

10. No Interest. Except as provided in paragraph 2(c) of the Settlement Agreement, any payments to be made by Xcel under this Agreement shall not include, and Xcel shall have no liability for, any interest with respect thereto.

11. Conditions. The obligation of Xcel to pay any Release-Based Amount pursuant to this Agreement is subject to, and conditioned upon, the satisfaction or waiver by Xcel of any condition to the performance of Xcel's obligation under the Settlement Agreement as of the Effective Date.

12. No Additional Payment By Xcel. In no event shall Xcel pay to NRG more than the product of (a) $390 million and (b) the quotient of
         (x) the Allowed Claims of the Releasing Creditors and (y) all Allowed Claims, regardless of whether any particular Creditor receives less than its Pro Rata Share of the Release-Based Amount. In no event shall Xcel be obligated under this Agreement to make any payment to NRG after the Final Payment Date assuming all amounts due are paid.

13. No Liability of Xcel to Creditors. Xcel shall have no liability to any Creditor of a Claim with respect to this Agreement.

14. Access to Ballots and Claims. NRG shall, or shall cause the claims agent appointed in NRG's bankruptcy case (or any ballot or solicitation agent) to make available to Xcel access to all ballots and proofs of claim, all reports and summaries related thereto, and any other information related to the same, and to take all other actions Xcel may reasonably request in connection with any matter relating to this Agreement.

15. Amendment or Waiver. Except as otherwise specifically provided herein, this Agreement may not be modified, amended or supplemented without the prior written consent of the Parties. No waiver of any of the provisions of this Agreement shall be deemed or constitute a waiver of any other provision of this Agreement, whether or not similar, nor shall any waiver be deemed a continuing waiver.

16. Notices. Any notice required or desired to be served, given or delivered under this Agreement shall be in writing, and shall be deemed to have been validly served, given or delivered if provided by personal delivery, or upon receipt of fax delivery, as follows:

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         (a)      if to Xcel, Michael C. Connelly, Xcel Energy Inc., 414
                  Nicollet Mall, Minneapolis, Minnesota, 55401, and to Brad B. Erens, Jones Day, 77 West Wacker, Chicago, Illinois, 60601-1692, fax: 312-782-8585, with a copy to Scott J.
                  Friedman, Jones Day, 222 East 41st Street, New York, New York 10017, fax: 212-755-7306.

         (b) if to NRG, to Matthew A. Cantor, Kirkland & Ellis LLP, Citigroup Center, 153 East 53rd Street, New York, New York 10022-4611, fax: 212-446-4900.

A copy of any notice delivered pursuant to paragraph 16 any time prior to the dissolution of the Official Committee of Unsecured Creditors shall be provided to Evan D. Flaschen, Bingham McCutchen, One State Street, Hartford, Connecticut, 06103-3178.

17. Governing Law; Jurisdiction. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK. By its execution and delivery of this Agreement, each of the Parties hereto hereby irrevocably and unconditionally agrees for itself that any legal action, suit or proceeding against it with respect to any matter under or arising out of or in connection with this Agreement or for recognition or enforcement of any judgment rendered in any such action, suit or proceeding, shall be brought exclusively in the Bankruptcy Court and each of the Parties hereto irrevocably accepts and submits itself to the exclusive jurisdiction of each such court, generally and unconditionally, with respect to any such action, suit or proceeding, and waives any objection it may have to venue or the convenience of the forum.

18. Termination. This Agreement shall terminate upon (i) the third party releases and injunctions for the benefit of the Released Parties set forth in Sections 9.2 and 9.3 of the Plan being approved in their entirety pursuant to a Final Order in form acceptable to Xcel or (ii) the occurrence of the Final Payment Date. The provisions of paragraph 9 and any other provisions applicable to paragraph 9 shall survive termination of this Agreement.

19. Specific Performance. It is understood and agreed by each of the Parties hereto that money damages would not be a sufficient remedy for any breach of this Agreement by any Party and each non-breaching Party shall be entitled to specific performance and injunctive or other equitable relief as a remedy of any such breach.

20. Headings and References. The headings of the sections, paragraphs and subsections of this Agreement are inserted for convenience only and shall not affect the interpretation hereof. Reference to a paragraph shall refer to paragraphs of this Agreement unless the context requires otherwise.

21. Interpretation. This Agreement is the product of negotiations of the Parties, and in the enforcement or interpretation hereof, is to be interpreted in a neutral manner, and any presumption with regard to interpretation for or against any Party by reason of that Party having drafted or caused to be drafted this Agreement, or any portion hereof, shall not be effective in regard to the interpretation hereof.

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22.               Successors and Assigns. This Agreement is intended to bind and inure to the benefit of the Parties and their respective successors, assigns, heirs, executors, administrators and representatives.

23. No Third-Party Beneficiaries. This Agreement shall be solely for the benefit of the Parties hereto and no other person or entity shall be a third-party beneficiary hereof. The obligations of Xcel pursuant to this Agreement are to NRG only and do not run to and are not enforceable directly by any Creditor; provided, however, that any Creditor shall have the right to demand that NRG enforce NRG's rights under this Agreement. In the event NRG fails to enforce this Agreement, NRG and Xcel agree that any Creditor may do so in the name of NRG; provided; however, that Xcel shall be required to defend enforcement actions in only one proceeding.

24. No Admissions. This Agreement shall in no event be construed as or be deemed to be evidence of an admission or concession on the part of any Party or any Creditor of any claim or fault or liability or damages whatsoever. Each of the Parties denies any and all wrongdoing or liability of any kind and does not concede any infirmity in the Claims or defenses which it has asserted or could assert.

25. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall constitute one and the same Agreement. Delivery of an executed signature page of this Agreement by facsimile shall be effective as delivery of a manually executed signature page of this Agreement.

26. Entire Agreement. This Agreement constitutes the entire agreement between the Parties with respect to the calculation of the Release-Based Amount and the determination of the satisfaction of the 85% Condition and supersedes all prior and contemporaneous agreements, representations, warranties and understandings of the Parties, whether oral, written or implied, as to the subject matter hereof and does not supersede the Plan (including the exhibits thereto) with respect to the other matters set forth therein.

  [Remainder of page intentionally blank; remaining pages are signature pages.]

         IN WITNESS WHEREOF, the undersigned have each caused this Agreement to be duly executed and delivered by their respective, duly authorized officers as of the date first above written.

         NRG ENERGY, INC.

         By: /s/ Scott Davido
            ------------------------
            Name: Scott Davido
            Title: Vice President and General Counsel

         XCEL ENERGY INC.

         By: /s/ Richard C. Kelly
            ------------------------
            Name: Richard C. Kelly
            Title: President and Chief Operating Officer